UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GEOPARK LIMITED
(Name of Subject Company (Issuer))

Panamerican Energy Holdings S.A.
(Name of Filing Person-Offeror)

Colden Investments S.A.
Jaime Gilinski
(Name of Filing Persons-Other)

Common Shares, par value $0.001 per share
(Title of Class of Securities)

G38327105
(CUSIP Number of Class of Securities)

Oliverio Lew
1170 Kane Concourse, Suite 500,
Bay Harbor Islands, FL, 33154
305-861-9477

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Lorenzo Corte
Skadden, Arps, Slate, Meagher & Flom (UK) LLP
22 Bishopsgate
London EC2N 4BQ, United Kingdom
+44 20 7519 7025

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Schedule TO filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Panamerican Energy Holdings S.A., a corporation incorporated under the laws of Panama (“PEH”), an affiliate of Colden Investments S.A., a Panama sociedad anónima (“Colden”) and Mr. Jaime Gilinski, for any and all issued and outstanding equity securities of GeoPark Limited, a Bermuda exempted company (the “Company”), other than securities beneficially owned by PEH or its affiliates, at a price per share equal to $12.22, subject to a maximum tender consideration of $100,000,000. Pursuant to Section 2.2(a) of the Governance Agreement, dated September 2, 2026, among PEH, Colden and the Company (the “Governance Agreement”), PEH is required to commence the Offer within 90 days following the closing, which occurred on October 30, 2026, of the transactions contemplated by the Share Purchase Agreement, dated September 2, 2026, among PEH, the Company and GeoPark USA, LLC, as amended (the “Share Purchase Agreement”), and subsequently consummate the Offer.

This Schedule TO filing consists of the following documents relating to the proposed Offer:

Exhibit 99.1: Press Release dated September 2, 2026 titled “Geopark Announces Major Strategic Entry into Venezuela”

Exhibit 99.2: Amendment No. 4 to Schedule 13D filed by Colden and Mr. Jaime Gilinski on September 4, 2026

Exhibit 99.3: Press Release dated November 2, 2026 titled “Geopark Completes Strategic Venezuela Entry Transaction”

Important Information About the Tender Offer

The description contained herein is for informational purposes only and is not a recommendation, an offer to buy or the solicitation of an offer to sell any of the Company’s securities. The tender offer described in this Schedule TO has not yet commenced. This Schedule TO is not an offer to buy nor a solicitation of an offer to sell any securities of the Company. The solicitation and the offer to buy shares of the Company’s common shares will be made only pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that PEH intends to file with the SEC. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, such documents will be mailed to the shareholders of the Company free of charge and investors will also be able to obtain a free copy of these materials (including the tender offer statement, offer to purchase and the related letter of transmittal) as well as the Solicitation/Recommendation Statement and other documents filed by PEH and the Company with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company on the Company’s website at https://www.geo-park.com/. The information contained in, or that can be accessed through, the Company’s website is not a part of, or incorporated by reference herein.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME), INCLUDING THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL, THE SCHEDULE TO AND ANY OTHER RELATED MATERIALS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this document are “forward-looking statements,” within the meaning of, and subject to the safe harbor created by, the federal securities laws, including statements related to the effects of the transactions contemplated by the Share Purchase Agreement and statements as to the expected timing, completion and effects of the Offer. These forward-looking statements are based on the current expectations of the persons filing this Schedule TO, estimates and projections regarding, among other things, the potential benefits of the transactions contemplated by the Share Purchase Agreement and the Offer, the Company’s business and industry, management’s beliefs and certain assumptions made by the Company, all of which are subject to change.  Forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “aims,” “plan,” “believe,” “could,” “seek,” “see,” “will,” “may,” “would,” “might,” “considered,” “potential,” “estimate,” “continue,” “likely,” “target” or similar expressions or the negatives of these words or other comparable terminology that convey uncertainty of future events or outcomes. By their nature, forward-looking statements address matters that involve risks and uncertainties because they relate to events and depend upon future circumstances. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the satisfaction of conditions to the completion of the Offer; (ii) the timing of commencement and completion of the Offer; (iii) potential litigation relating to transactions contemplated by the Share Purchase Agreement or the closing of the Offer that could be instituted against the Company; (iv) the number of common shares tendered in the Offer and the effect of the aggregate consideration cap; (v) the satisfaction of the conditions to the Offer; (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Offer; (vii) continued availability of capital and financing and rating agency actions; (viii) legislative, regulatory and economic developments affecting the Company’s business; (ix) general economic and market developments and conditions; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the Offer that could affect the Company’s financial performance; (xi) certain restrictions during the pendency of the Offer that may impact the Company’s ability to pursue certain business opportunities or strategic transactions; (xii) unpredictability and severity of catastrophic events, including but not limited to acts of terrorism, pandemics, outbreaks of war or hostilities, as well as the Company’s response to any of the aforementioned factors; (xiii) significant transaction costs associated with the Offer; (xiv) the possibility that the Offer may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Offer; (xvi) competitive responses to the Offer; (xvii) the risks and uncertainties pertaining to the Company’s business; and (xviii) the risks and uncertainties that will be described in the Schedule TO that PEH will file with the SEC and the Solicitation/Recommendation Statement on Schedule 14D-9 that the Company will file with the SEC. These risks, as well as other risks associated with the transactions contemplated by the Share Purchase Agreement and the Offer, will be more fully discussed in the Schedule TO to be filed upon commencement of the Offer and the Schedule 14D-9. While the list of factors presented here is, and the list of factors to be presented in the Schedule TO to be filed upon commencement of the Offer and the Schedule 14D-9 will be considered representative, no such list should be considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material impact on the Company’s financial condition, results of operations, credit rating or liquidity. These forward-looking statements speak only as of the date they are made, and the persons filing this Schedule TO do not undertake to and specifically disclaim any obligation to publicly release the results of any updates or revisions to these forward-looking statements that may be made to reflect future events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

Exhibit Index

Exhibit No.
99.1
Press Release dated September 2, 2026 titled “GeoPark Announces Major Strategic Entry into Venezuela” (incorporated into this Schedule TO-C by reference to the Company’s Form 6-K filed September 3, 2026).

99.2	Amendment No. 4 to Schedule 13D filed by Colden and Mr. Jaime Gilinski on September 4, 2026 (SEC File No. 005-87998) is incorporated herein by reference.
99.3
Press Release dated November 2, 2026 titled “Geopark Completes Strategic Venezuela Entry Transaction” (incorporated into this Schedule TO-C by reference to the Company’s Form 6-K filed November 2, 2026).